SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS		AFFILIATE OFFICES
CHRISTOPHER W. BETTS	世達國際律師事務所
WILL H. CAI ^	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
JONATHAN B. STONE *
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

August 15, 2018

Confidential

Mr. Robert Littlepage

Mr. Joseph Cascarano

Ms. Kathleen Krebs

Mr. Paul Fischer

Division of Corporation Finance

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 Viomi Technology Co., Ltd (CIK No. 0001742770)
Response to the Staff’s Comments on

Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted on July 30, 2018

Dear Mr. Littlepage, Mr. Cascarano, Ms. Krebs and Mr. Fischer:

On behalf of our client, Viomi Technology Co., Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 9, 2018 on the Company’s  amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on July 30, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 8

1.                                      We note your response to prior comment 2. Please include the disclosures from your response letter explaining how “household users” and “IoT products shipped” are meaningful for understanding your business and financial results.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 75 of the Revised Draft Registration Statement to include such disclosures.

2.                                      Please continue to clarify your references to “IoT” and your “IoT-enabled smart home products” or “IoT products.” In this regard, on page 8 you define “IoT” as “an interconnected network of devices, or ‘things,’ that can communicate with one another through the internet.” However, your definition of “IoT-enabled smart home products” or “IoT products” does not appear to encompass your devices interconnecting and communicating with one another through the internet. Instead, it defines these terms as “our portfolio of smart home products with internet or Bluetooth connectivity capabilities, including our smart water purification systems, smart kitchen products and other smart products (such as smart water kettles).” On the other hand, other disclosure suggests that your products do interconnect. For example, you disclose on page 117 that “[w]e have developed advanced software to achieve interconnectivity among our IoT products and to support and expand their functionalities.” As another example, your discussion of your Home OS platform on page 107 states that it “provides consumers with multiple points of interaction across a number of devices, removing the limitations of relying on a single point of control” and “[t]he connectivity among our various products means that they can interact with each other and share information to go beyond their singular functions, further enhancing the user experience and creating powerful network effects and promoting bundled purchases.” Please clarify the extent to which your “IoT-enabled smart home products” or “IoT products” interconnect and communicate with one another through the internet.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Draft Registration Statement to clarify that references to its “IoT-enabled smart home products” and “IoT products” are to a portfolio of smart home products with internet or Bluetooth interconnectivity and communication capabilities.

The Company respectfully advises the Staff that the Company’s “IoT-enabled smart home products,” or “IoT products,” all have internet or Bluetooth interconnectivity and communication capabilities, for example, in terms of sharing of home usage data and information, recommendation of settings, voice-activated control and APP remote control, and interaction capabilities, among others. The Company also has products which do not have such capabilities, including (i) consumables products and (ii) other products in its value-added businesses; these products are not included in the “IoT-enabled smart home products” business line. It is further respectfully submitted that the concept of “IoT-enabled” means that the Company’s respective IoT products have the capability to perform various IoT functions (e.g., interconnectivity and intercommunication), though it is up to each individual user whether to make use of such functionality.

Use of Proceeds, page 55

3.                                      Please quantify the current statutory limit on loans you may make to your PRC subsidiary and VIEs.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Revised Draft Registration Statement to quantify the current statutory limit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 74

4.                                      Please expand your discussion of operating results to address the impact of your expanding offline retail operation as required by Item 5.D. of Form 20-F. Discuss and quantify its impact on your revenues, gross margin, income from continuing operations and profitability as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement.

Industry, page 97

5.                                      To provide context to your industry disclosure, please discuss the extent to which your products fall within the various IoT-enabled product categories of smart white goods, smart white goods, smart small appliances and other smart products. Also discuss the extent to which your products are isolated smart home products versus part of an IoT-enabled smart home platform.

In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 111 of the Revised Draft Registration Statement.

Regulations, page 129

6.                                      We note your disclosure on page 3 and elsewhere that you operate your business in China through VIEs due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China. You also disclose that, while your provision of ecommerce services is a permitted category under the Negative list, investments in this business are still restricted by other qualifications and requirements under related regulations in China. Please revise the Regulations disclosure to discuss which PRC regulations restrict or prohibit foreign ownership of internet and other related business in China, and which parts of the company’s business fall within these restrictions and prohibitions. For example, discuss whether a holder of an EDI license for value-added telecommunications services would be able to have any foreign ownership.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of the Revised Draft Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86-21-6193-8210 or via e-mail at haiping.li@skadden.com, or, Alex Chan, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/Haiping Li

Haiping Li

Enclosures.

cc:                                Xiaoping Chen, Chairman of the Board of Directors and Chief Executive Officer, Viomi Technology Co., Ltd

Shun Jiang, Chief Financial Officer, Viomi Technology Co., Ltd

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alex Chan, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP